PE 3-31-02

02033657

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

	Page
Media Release dated 9 May 2002, *Third Quarter and Nine Month Result for the Period Ended 31 March 2002*	2

TRANZ RAIL

MEDIA RELEASE
9 May 2002

Third Quarter and Nine Month Result for the Period Ended 31 March 2002

Auckland, New Zealand - - Tranz Rail Holdings Limited [NZSE : TRH] [NASDAQ : TNZR] today reported its financial result for the third quarter and for the nine months to 31 March 2002.

Summary Commentary

Tranz Rail Holdings Ltd today announced a net profit of NZ$2.8 million for the latest quarter and a cumulative net profit of $46.1 million for the nine months ended 31 March 2002. This compares with a net profit of NZ$13.1 million in the same quarter last year and a net profit of $6.4 million for the nine month period ended 31 March 2001.

Tranz Rail Managing Director Michael Beard said the latest quarter result had been particularly impacted by the costs of restructuring the business in accordance with its Strategic Plan.

Mr Beard said that during the quarter the company completed the handover of engineering maintenance services to its outsourced providers, and discussions have also continued on the Wellington Metro Passenger rail business sale. However, while good progress has been made to simplify the rail freight operation certain components of the programme have taken longer than initially envisaged.

The cost of the change programme is also proving to be greater than anticipated, not only in terms of direct costs but also indirect costs associated with disruptions to operational performance and service levels. Management will continue its focus on a quantum improvement in service levels to both mitigate these costs and improve its revenue line.

Also included in the year to date profit is income from the sale of the Tranz Scenic passenger rail business and the Auckland rail corridor, together totalling $64.1 million.

Mr Beard said the third quarter comparative result was affected by reduced revenue from planned reductions in forestry volumes and the loss of Tranz Scenic revenues following sale of that business in December 2001.

Forestry revenue was down by NZ$7.2 million, reflecting Tranz Rail's decision to rationalise its forestry business, including exiting some unprofitable forestry related business. However many of the cost savings expected to accrue from exiting this business will only be apparent in future results as capital expenditure is eliminated and other costs are shed.

Mr Beard said the lower forestry volumes were also affected by tree cutting patterns during the quarter, where trees are being cut further away from railway lines, leaving timber to be carried on road rather than rail.

"While overall freight revenue has decreased, we are seeing encouraging upward trends in intermodal business, with containerised freight revenue increasing by eight per cent in the past three months," he said. "This uplift follows our major reconfiguring of the freight business to reduce shunting and focus on fixed-consist trains carrying containerised freight. We see this as a key component of the future of rail freight in New Zealand. It is a simpler, more effective operation that better meets the needs of our customers. Although it is early days, it is encouraging to see that these new services are winning more business."

Mr Beard said Tranz Rail was also gearing up to capture an anticipated growth in coal volumes. "Solid Energy has forecast significant growth in coal exports and we are in discussions with them now to ensure we expand capacity on the Midland coal route. This programme is likely to include new locomotives, expanded loop runs to cater for longer trains, and track de-stressing to prevent the possibility of heat buckling in the area. Although service problems inhibited our performance in March, a record 170,000 tonnes of coal from the West Coast to Christchurch was carried in April. We expect this performance to continue to improve as the benefits of the new investment takes effect."

Passenger revenue for The Interisland Line and Tranz Metro continued to grow, although the effect of excluding Tranz Scenic long distance passenger revenue reduced overall passenger revenue by 7.7 per cent (NZ$3.7 million) in comparison to last year.

A significant outcome for the period was the 9.4 per cent reduction in operating costs from $152.7 million in 2001 to $138.3 million for the third quarter in 2002. Mr Beard said the challenges ahead were to ensure a continuation of these cost savings and to ensure a reduction in the company's fixed and semi-fixed cost base associated with the elimination of some revenue sources.

Mr Beard said the company's safety performance continued to improve. "Over the past year, the number of injury accidents has reduced by 25 per cent, while we have also reduced the number of Lost Time Incidents by 10 per cent. These improvements have had an added financial benefit, with our spending on casualties and insurance reducing by 33 per cent on the same quarter last year.

"With regard to the future of Tranz Metro Wellington, Mr Beard said the company was continuing its discussions with local regional and central Government. "This is a good business and there are a range of options available to us that would meet our need to improve financial conditions, while ensuring a continued good service for passengers." Issues being discussed include: ownership of rolling stock assets; track access or ownership; and train operations. "We are confident that all parties remain committed to conclusion of these matters as quickly as practical".

Mr Beard said the company is currently analysing its position to identify the strategic initiatives and budget for financial year 2003. The company should be in a position to provide a more detailed commentary on this when it reports on the fourth quarter result. At this stage though, it is possible to anticipate the benefits of the debt reduction programme and outsourcing. Other initiatives are proving more difficult to fully implement and, therefore, the benefits of these changes will not be seen until the 2003 financial year.

The company is considering adopting the new accounting standard FRS3 (Accounting for Property Plant and Equipment). This together with completion of the outsourcing and other restructuring initiatives has given cause for the company to review its capitalisation and depreciation policy. For example, it is possible that certain assets may be identified as redundant or surplus to requirements. Any write down that may be required has not yet been determined however, it is anticipated that if required this would be processed in the fourth quarter. While the result would impact the profit and loss account, there would not be any cash flow impact for the company.

The company is also progressing a number of transactions to sell specialised rolling stock to customers. It is anticipated that some of these will settle in the next quarter and will have favourable impact on both cash flow and profit.

Detailed Commentary
Result for the Third Quarter Ended 31 March 2002

Net profit for the quarter ended 31 March 2002 was NZ$2.8 million or 2 cents per ordinary share (diluted), compared to NZ$13.1 million (10 cents per ordinary share - diluted) from the quarter ended 31 March 2001.

Total *revenue* for the quarter of NZ$152.0 *million decreased* NZ$19.1 *million* (11.2%) compared to the corresponding quarter in the 2001 financial year.

Freight revenue of NZ$103.1 million decreased NZ$15.9 million (13.4%) compared to the corresponding quarter in the prior year, particularly as a result of lower volumes in forestry and the 'one off' effects in last year's results of the expansion of Port of Tauranga's Metroport service.

Freight revenue for the quarter in the key product sectors was:

	Quarter Ended 31 March 2002			
	2002 (NZ$ millions)	**2001** (NZ$ millions)	**Change** (NZ$ millions)	**Change** (%)
Agricultural and food products	42.8	43.0	(0.2)	(0.5)%
Manufactured products	14.5	15.8	(1.3)	(8.2)%
Forestry products	10.9	18.1	(7.2)	(39.8)%
Coal	8.2	8.5	(0.3)	(3.5)%
Fertiliser, minerals & aggregates	2.7	4.7	(2.0)	(42.6)%
Other freight	24.0	28.9	(4.9)	(17.0)%
TOTAL	**103.1**	**119.0**	**(15.9)**	**(13.4)%**

Agricultural and food products revenue were at similar levels to last year. Increased agricultural volumes from an excellent grain season were offset by reduced dairy volumes, primarily as a result of ship rotations adversely affecting the average rail haul length.

Manufactured products revenues this quarter were impacted by lower volumes of export steel due to a temporary plant closure by a major customer.

Forestry products revenue was affected by the Company's strategy to exit low margin traffic where adequate returns were not being achieved and capital expenditure would otherwise have been required to upgrade the equipment. Additionally, volumes in the current quarter were affected by the cutting of trees further away from the railway lines, leaving timber to be carried by road rather than rail. Some business was also switched from rail to coastal shipping.

Coal revenue was in line with the corresponding quarter last year although revenue was affected by operational disruptions beyond the Company's control caused by adverse weather conditions such as washouts and slips that resulted in track closures. Since the quarter end, coal volumes have increased and record tonnage was carried in April.

Fertiliser, minerals and aggregates revenue decreased as a result of a change in the distribution pattern of a major customer. Additionally, volumes were affected following the closure of a customer's plant.

Other freight revenue includes commercial vehicle movements on the interisland ferries, Tranz Link International revenue, operations at Metroport and other miscellaneous freight activities. Other freight revenue has decreased by NZ$4.9 million (17.0%) as the prior year included a one-off contribution from the Port of Tauranga as a result of the expansion of the Metroport service from a weekend to a seven day a week operation. After allowing for this, the company actually experienced an increase in other freight revenue.

Passenger revenue of NZ$44.4 million shows a decrease of $3.7 million (7.7%) compared to the corresponding quarter in the 2001 financial year. In fact, after allowing for the elimination of Tranz Scenic revenue of $7.6 million in the corresponding quarter last year, the company experienced an increase in interisland and suburban rail passenger revenues.

Miscellaneous revenue of NZ$4.5 million increased NZ$0.5 million (12.5%) compared to the corresponding quarter in the 2001 financial year. By its nature miscellaneous revenue includes a number of items which are irregular and difficult to predict.

Operating costs for the quarter totalled NZ$141.2 million, a decrease of NZ$11.5 million (7.5%) on the corresponding quarter in the 2001 financial year. Operating costs before reorganisation costs were NZ$138.3 million, a decrease of NZ$14.4 million (9.4%) compared to the corresponding quarter for the 2001 financial year.

Operating costs are analysed as follows:

	Quarter Ended 31 March 2002			
	2002 (NZ$ millions)	**2001** (NZ$ millions)	**Change** (NZ$ millions)	**Change** (%)
Labour and related costs	44.8	53.8	9.0	16.7%
Lease and rental costs	17.3	16.6	(0.7)	(4.2)%
Contractor costs	15.1	16.0	0.9	5.6%
Fuel and traction electricity	14.6	17.1	2.5	14.6%
Depreciation	13.0	13.1	0.1	0.8%
Purchased services	12.8	10.9	(1.9)	(17.4)%
Materials and supplies	6.3	8.7	2.4	27.6%
Casualties and insurance	3.4	5.1	1.7	33.3%
Other expenses	11.0	11.4	0.4	3.5%
Operating costs before reorganisation costs	**138.3**	**152.7**	**14.4**	**9.4%**
Reorganisation costs	2.9	-	(2.9)	-
TOTAL	**141.2**	**152.7**	**11.5**	**7.5%**

Labour and related costs decreased $9.0 million (16.7%) compared to the same quarter in the prior year. Staff numbers have reduced following the outsourcing of the Company's passenger reservation call centre in October 2001, the sale of the Tranz Scenic business in December 2001, the outsourcing of the motive power, infrastructure and forklift maintenance operations in March 2002, as well as other change initiatives introduced by the Company to improve efficiency. Average full time equivalent staff numbers for the quarter ended 31 March 2002 were 3,752 (including 227 staff employed in capital programmes) compared with 4,171 (including 208 capital programme staff) for the quarter ended 31 March 2001; the net effect being a decrease in average operating staff of 438. The actual headcount and full time equivalents reduced to a greater extent following the outsourcing of the motive power, infrastructure and forklift maintenance operations in the month of March which is not fully reflected in the average for the quarter.

Lease and rental costs were consistent with the comparative quarter in the prior year.

Contractor costs reduced by NZ$0.9 million (5.6%) this quarter. In the current financial year, the Company's Distribution Services Group renegotiated the terms of its contracts with Owner-Drivers to a variable rates structure to better align costs with seasonal fluctuations in freight volumes.

Fuel and traction electricity costs decreased by NZ$2.5 million (14.6%) primarily due to reduced fuel prices. This results from a market correction of prices for rail diesel fuel and light fuel oil. Fuel consumption has also been reduced due to the sale of Tranz Scenic and lower freight volumes.

Depreciation is consistent with the comparative quarter in the prior year.

Purchased services increased by NZ$1.9 million (17.4%) for the quarter, which is primarily due to the outsourcing of the Company's passenger reservation call centre with effect from 1 October 2001.

Materials and supplies decreased by NZ$2.4 million (27.6%) reflecting a reduced level of activity during the quarter as the Company prepared for, and transitioned its maintenance operations to the outsourced service environment.

Casualties and insurance costs in the comparative quarter were impacted by a number of operational incidents, notably a milk train derailment near Kai Iwi and freight train derailment near Blenheim. Costs in the current period were affected by a train derailment in Rangitata, South Canterbury, following adverse weather conditions and flooding outside the Company's control.

Other expenses are consistent with the comparative period in the prior year.

Reorganisation costs of NZ$2.9 million were incurred during the quarter in relation to the Company's change programme, being change costs that were not covered by the reorganisation provision created at 31 December 2001. Reorganisation costs incurred in the comparative period were charged against the provision of NZ$16.5 million raised in the first quarter of the 2001 financial year.

Operating profit after reorganisation costs for the quarter was NZ$10.8 million. Excluding the impact of reorganisation costs, the operating profit was NZ$13.7 million compared to NZ$18.4 million for the corresponding quarter in the 2001 financial year.

Net interest expense and deferred financing costs amortisation for the quarter was NZ$3.8 million, a decrease of NZ$1.9 million (33.3%) from the prior year quarter. Proceeds from the Auckland Corridor and Tranz Scenic asset sales in December 2001 and Outsourcing transactions in March 2002 were used to retire debt, resulting in a reduction in interest cost compared with the comparative quarter. The impact of the debt reduction programme will be further noticed in the next quarter.

Tax expense for the quarter of $4.6 million resulted from assessable income generated in a subsidiary company that could not be offset against tax losses held by the Company.

Equity earnings from the Company's investment in Australian Transport Network Limited (ATN) and Tranz Scenic 2001 Limited contributed NZ$0.4 million for the quarter. In the comparative quarter of the 2001 financial year, the Company's investment in ATN contributed NZ$0.4 million.

Results for the Nine Months Ended 31 March 2002

Net profit for the nine months ended 31 March 2002 was NZ$46.1 million or 36 cents per ordinary share (diluted) compared to NZ$6.4 million or 5 cents per ordinary share (diluted) for the nine months ended 31 March 2001.

Total revenue for the nine months was NZ$518.9 million, an increase of NZ$42.1 million (8.8%) compared to the corresponding period of the prior year. The Company completed the sale of its Tranz Scenic business and the sale of the Auckland Corridor in December 2001, and the increase in net revenue includes the net profit on sale of these assets.

Freight revenue was NZ$324.6 million, a decrease of NZ$25.5 million (7.3%) compared to the corresponding period in the 2001 financial year. Although freight tonnage and revenue tonne kilometres decreased, this was offset by an improvement in average rates, an increase in revenue from commercial vehicles and additional revenue from expansion of the Metroport service.

Freight revenue for the nine months by key product sector was:

	Nine Months to 31 March 2002			
	2002 (NZ$ millions)	**2001** (NZ$ millions)	**Change** (NZ$ millions)	**Change** (%)
Agricultural and food products	122.3	123.3	(1.0)	(0.8)%
Manufactured products	49.5	54.7	(5.2)	(9.5)%
Forestry products	41.1	55.9	(14.8)	(26.5)%
Coal	26.1	25.6	0.5	1.9%
Fertiliser, minerals & aggregates	8.8	12.9	(4.1)	(31.8)%
Other freight	76.8	77.7	(0.9)	(1.2)%
TOTAL	**324.6**	**350.1**	**(25.5)**	**(7.3)%**

Passenger revenue was NZ$112.6 million, an increase of NZ$0.6 million (0.5%) compared to the corresponding nine months in the 2001 financial year. The increase is due mainly to additional fast ferry passenger revenue since *The Lynx* did not operate for the full nine-month comparative period last year. This increase has been partly offset by a reduction in long-distance rail passenger fare revenue following the closure of non-profitable services in October 2001, and the sale of the Tranz Scenic business in December 2001.

Miscellaneous revenue of $81.7 million compared with $14.7 million in the comparative period of the 2001 financial year. In December 2001, the Company finalised agreements to sell the Auckland Corridor and the Tranz Scenic business. The Company recorded a gain in the current nine-month period on sale of the Auckland Corridor and Tranz Scenic of NZ$58.3 million and NZ$5.8 million respectively.

Operating costs for the nine months were NZ$454.0 million, a decrease of NZ$3.6 million (0.8%) on the corresponding period of the 2001 financial year. Operating costs before reorganisation costs were NZ$427.4 million, a decrease of NZ$13.7 million (3.1%) compared to the corresponding period for the 2001 financial year.

Operating costs for the nine months by major category were:

	Nine Months to 31 March 2002			
	2002 (NZ$ millions)	2001 (NZ$ millions)	Change (NZ$ millions)	Change (%)
Labour and related costs	147.1	155.7	8.6	5.5%
Lease and rental costs	52.2	44.5	(7.7)	(17.3)%
Fuel and traction electricity	46.7	52.9	6.2	11.7%
Contractor costs	46.6	47.4	0.8	1.7%
Depreciation	38.3	38.0	(0.3)	(0.8)%
Purchased services	37.7	34.9	(2.8)	(8.0)%
Materials and supplies	21.7	23.3	1.6	6.9%
Casualties and insurance	7.4	14.2	6.8	47.9%
Other expenses	29.7	30.2	0.5	1.7%
Operating costs before reorganisation costs	427.4	441.1	13.7	3.1%
Reorganisation costs	26.6	16.5	(10.1)	(61.2)%
TOTAL	**454.0**	**457.6**	**3.6**	**0.8%**

Labour and related costs decreased by NZ$8.6 million (5.5%) in the nine-month period. Future periods will be slightly impacted by wage inflation resulting from the settlement of the Collective Employment Agreement which provided staff under this agreement with a 1.3% increase with effect from 1 November 2001.

Lease and rental costs increased by NZ$7.7 million (17.3%) over the same period in the prior year due to *The Lynx* fast ferry service which is now a year-round service. *The Lynx* did not operate for the full nine months in the comparative period, although the comparative period did include a provision for the lease obligation for *Condor Vitesse*, which was terminated as part of The Interisland Line fleet reconfiguration.

Fuel and traction electricity costs reduced by NZ$6.2 million ($11.7%) compared with the previous nine month period. After a sustained period of inflated rail diesel and light fuel oil prices, the Company's costs have been favourably impacted by reduced fuel prices. The period also reflects higher electricity costs incurred in the first quarter, although electricity prices have since returned to more normal levels.

Contractor costs decreased by NZ$0.8 million (1.7%) over the comparative nine-month period.

Depreciation has increased compared to last year as a result of an increase in the Company's depreciable fixed asset base, partly offset by the sale of assets during the period.

Purchased services increased by NZ$2.8 million (8.0%) over the nine month period in the prior year. Costs in the current period includes outsourcing of the Company's passenger reservation call centre with effect from 1 October 2001. Offsetting this cost increase is the favourable impact of the non-recurring write-off in the comparative period of unamortised survey costs in relation to the *Condor Vitesse*.

Materials and supplies costs decreased by NZ$1.6 million (6.9%). Costs were adversely impacted by one-time costs associated with projects to prepare Tranz Rail sites for the outsourcing of maintenance operations. However, this increase was offset by reduced materials costs during March due to reduced activity in the period that the Company transitioned its operations to the outsourced service environment.

Casualties and insurance costs decreased by NZ$6.8 million (47.9%). The reduced cost of derailments reflects the continued improvement in the Company's safety performance.

Other expenses are consistent with the comparative period in the prior year.

Reorganisation costs of NZ$26.6 million have been incurred in the period, primarily in relation to the costs of redundancy and project management of outsourcing and other change initiatives. In the comparative period of the 2001 financial year, a provision for organisational change of NZ$16.5 million was made.

Operating profit for the nine months was NZ$64.9 million. Excluding the impact of the gains realised on the sale of the Auckland Corridor and Tranz Scenic assets, and reorganisation costs, the operating profit was NZ$27.4 million compared to NZ$35.7 million in the corresponding period of the 2001 financial year.

Net interest expense and deferred financing costs amortisation for the nine months was NZ$15.0 million, a decrease of NZ$2.3 million compared to the corresponding period in the 2001 financial year.

Tax expense of $4.6 million compares to the tax credit of NZ$4.1 million in the prior period.

Equity earnings from the Company's investment in Australian Transport Network Limited (ATN), and Tranz Scenic 2001 Limited contributed NZ$0.8 million for the nine month period. In the comparative period of the 2001 financial year, the Company's investment in ATN contributed NZ$0.4 million in equity earnings.

Shares of Tranz Rail Holdings Limited are publicly traded on the New Zealand Stock Exchange under the symbol TRH and the US American Depositary Shares (ADS) of the Company are traded on the NASDAQ National Market System under the symbol TNZR (each ADS is equivalent to three (3) shares). The Company operates the only commercial railroad in New Zealand, offering an integrated network of rail, road, air and sea distribution and logistics management services that provides customers with transport solutions in the Australasian market place and passenger transport in New Zealand. Freight and passenger services utilise 3,900 route kilometres (2,400 route miles) of track, approximately 202 locomotives, 4,600 wagons (freight cars), 68 carriages (passenger railcars), 154 self propelled passenger railcars, 3,500 shipping containers, two roll-on roll-off ferries and one fast ferry between the North and South Islands. The Company holds a 50% equity interest in Tranz Scenic 2001 Limited which operates long distance rail passenger services in New Zealand utilising approximately 24 locomotives, 92 carriages (passenger railcars) and 6 self propelled passenger railcars. The Company also holds a 27% equity interest in Australian Transport Network Limited which operates in Victoria and New South Wales and provides freight services in Tasmania, Australia, utilising 891 route kilometres (555 route miles) of track, approximately 50 locomotives and 700 wagons (freight cars). (http://www.tranzrail.co.nz)

Contact : Wayne Collins
Chief Financial Officer
Domestic: 09 270 5046
International: +64 9 270 5046
Facsimile: +64 9 270 5039

TRANZ RAIL HOLDINGS LIMITED
(TRH:NZSE)
(TNZR:NASDAQ)

	Quarter Ended 31 March 2002 (unaudited) (NZ GAAP) 2002	2001
NEW ZEALAND DOLLARS		
(in millions except per share data)		
Total Revenue	152.0	171.1
Total Operating Costs	141.2	152.7
Operating Profit	10.8	18.4
Net Profit	2.8	13.1
Average Ordinary Shares outstanding (diluted) (in thousands)	130,006	133,235
Earnings per Ordinary Share (diluted)	$0.02	$0.10

	Quarter Ended 31 March 2002 (unaudited) (NZ GAAP) 2002 (b)	2001 (b)
UNITED STATES DOLLARS		
(in millions except per ADS data)		
Total Revenue	64.7	73.9
Total Operating Costs	60.1	66.0
Operating Profit	4.6	7.9
Net Profit	1.2	5.7
Average American Depositary Share equivalents outstanding (diluted) (in thousands) (a)	43,335	44,412
Earnings per American Depositary Share equivalent (diluted) (a)	$0.03	$0.13

(a) One American Depositary Share (ADS) represents three ordinary shares.
(b) New Zealand dollar amounts have been translated into US dollars for convenience at the average daily rate of NZ$1.00 = US$0.4258 and NZ$1.00 = US$0.4320 for the quarter ended 31 March 2002 and 31 March 2001, respectively, based on the noon buying rate for New Zealand dollars as reported by the Federal Reserve Bank of New York.

TRANZ RAIL HOLDINGS LIMITED
(TRH:NZSE)
(TNZR:NASDAQ)

	Nine Months Ended 31 March 2002 (unaudited) (NZ GAAP) 2002	2001
NEW ZEALAND DOLLARS		
(in millions except per share data)		
Total Revenue	518.9	476.8
Total Operating Costs	454.0	457.6
Operating Profit	64.9	19.2
Net Profit	46.1	6.4
Average Ordinary Shares outstanding (diluted) (in thousands)	129,850	129,414
Earnings per Ordinary Share (diluted)	$0.36	$0.05

	Nine Months Ended 31 March 2002 (unaudited) (NZ GAAP) 2002 (b)	2001 (b)
UNITED STATES DOLLARS		
(in millions except per ADS data)		
Total Revenue	217.9	203.8
Total Operating Costs	190.7	195.6
Operating Profit	27.2	8.2
Net Profit	19.4	2.7
Average American Depositary Share equivalents outstanding (diluted) (in thousands) (a)	43,283	43,138
Earnings per American Depositary Share equivalent (diluted) (a)	$0.45	$0.06

(a) One American Depositary Share (ADS) represents three ordinary shares.
(b) New Zealand dollar amounts have been translated into US dollars for convenience at the average daily rate of NZ$1.00 = US$0.4200 and NZ$1.00 = US$0.4274 for the nine months ended 31 March 2002 and 31 March 2001, respectively, based on the noon buying rate for New Zealand dollars as reported by the Federal Reserve Bank of New York.

TRANZ RAIL

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
Email: wcollins@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Wayne Collins
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on behalf by the undersigned, thereto duly authorized.

Tranz Rail Holdings Limited
(Registrant)

By:
WAYNE COLLINS
Chief Financial Officer

Date: 9 May 2002